UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Sentio Healthcare Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

817304108

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-7113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sentinel RE Investment Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sentinel Investment Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR REPA AIV-1 L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Associates REPA L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR REPA GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,830,938

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,830,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,830,938

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,830,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.9%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 9 supplements and amends the Schedule 13D filed on October 28, 2013 by the Reporting Persons (as defined below), as amended by Amendment No. 1 to the Schedule 13D filed on December 9, 2013, as amended by Amendment No. 2 to the Schedule 13D filed on April 9, 2014, as amended by Amendment No. 3 to the Schedule 13D filed on June 18, 2014, as amended by Amendment No. 4 to the Schedule 13D filed on August 15, 2014, as amended by Amendment No. 5 to the Schedule 13D filed on November 18, 2014, as amended by Amendment No. 6 to the Schedule 13D filed on December 18, 2014, as amended by Amendment No. 7 to the Schedule 13D filed on December 31, 2014, as amended by Amendment No. 8 to the Schedule 13D filed on January 22, 2015 (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Common Stock”), of Sentio Healthcare Properties, Inc., a Maryland corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 9 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by:

(i) Sentinel RE Investment Holdings LP, a Delaware limited partnership (“Sentinel LP”);

(ii) Sentinel RE Investment Holdings GP LLC, a Delaware limited liability company (“Sentinel General Partner”);

(iii) KKR REPA AIV-1 L.P., a Delaware limited partnership (“KKR REPA AIV-1 Fund”);

(iv) KKR Associates REPA L.P., a Delaware limited partnership (“KKR Associates REPA”);

(v) KKR REPA GP LLC, a Delaware limited liability company (“KKR REPA GP”);

(vi) KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(vii) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(viii) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(ix) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(x) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xi) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xii) Henry R. Kravis, a United States citizen; and

(xiii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

Item 3.                                         Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended by deleting the last paragraph thereof and replacing it with the following:

On January 16, 2015, the Reporting Persons committed to pay $41,912,000 as payment for 419,120 Series B Preferred Units to be issued in connection with the January 14, 2015 Put Exercise Notice (as defined below).  Pursuant to the March 26, 2015 Letter Agreement (as defined below), 19,020 were deemed to have been issued on January 16, 2015, and the remaining 400,100 Series B Preferred Units were issued on May 1, 2015.

On March 26, 2015, the Reporting Persons paid a total of $13,598,000 to acquire 135,980 Series B Preferred Units pursuant to the March 26, 2015 Put Exercise Notice (as defined below) and the March 26, 2015 Letter Agreement (as defined below).  These units were initially issued to the Reporting Persons on January 16, 2015 in connection with the January 14, 2015 Put Exercise Notice.  Per the terms of the March 26, 2015 Letter Agreement, these 135,980 Series B Preferred Units were instead deemed to have been issued in connection with the March 26, 2015 Put Exercise Notice.

On May 1, 2015, the Reporting Persons paid a total of $8,460,000 to acquire an additional 84,600 Series B Preferred Units. Of the 84,600 Series B Preferred Units purchased, 30,820 were in connection with the March 26, 2015 Put Exercise Notice and 53,780 were in connection with the May 1, 2015 Put Exercise Notice (as defined below)

The purchase of the above described securities was funded from funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4.                                         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately prior to the last paragraph thereof:

On March 26, 2015, the Sentio Parties delivered to Sentinel LP a put exercise notice for the purchase by Sentinel LP of an additional 166,800 Series B Preferred Units (“March 26, 2015 Put Exercise Notice”).  The acquisition of such number of units would cause the Reporting Persons’ beneficial ownership of Common Stock to exceed 48.9% of the Issuer.  This ownership level would trigger certain “change-of-control” provisions in the Sentio Parties’ loan documents.  Without lender consents for the change of control, the Sentio Parties would be in default under their loan documents.  Therefore, on March 26, 2015, the Sentio Parties entered into the March 26, 2015 Letter Agreement with Sentinel LP (the “March 26, 2015 Letter Agreement”).  Pursuant to the terms of the

March 26, 2015 Letter Agreement, the parties agreed that 135,980 of the Series B Preferred Units issued in connection with the January 14, 2015 Put Exercise Notice on January 16, 2015 were instead deemed issued in connection with the March 26, 2015 Put Exercise Notice, with the remaining 30,820 Series B Preferred Units to be issued under the March 26, 2015 Put Exercise Notice upon the earlier to occur of the following: (a) receipt of all necessary lender consents, (b) four months following the closing of the acquisition of the 135,980 Series B Preferred Units on March 26, 2015 reported herein, unless otherwise extended by Sentinel LP pursuant to the terms of the March 26, 2015 Letter Agreement, (c) upon a Liquidation Event (as defined in the Investor Rights Agreement), (d) at Sentinel LP’s election, a sale of a material amount of the assets of the Issuer or Sentio Partnership, (e) at Sentinel LP’s election, a sale or issuance of any equity in the Issuer or Sentio Partnership other than (X) sales by holders of the stock of the Issuer in the ordinary course or (Y) issuances pursuant to the Purchase Agreement, and (f) at Sentinel LP’s election, the listing of securities of the Issuer or Sentio Partnership on a nationally recognized stock exchange.  Further, the parties agreed the first issuance related to the January 14, 2015 Put Exercise Notice was deemed to be 19,020 Series B Preferred Units and thus 400,100 Series B Preferred Units remained to be issued under the January 14, 2015 Put Exercise Notice at the second issuance for the March 26, 2015 Put Exercise Notice.

On May 1, 2015, the Sentio Parties received all lender consents necessary to consummate a “change-of-control” event and issued 430,920 Series B Preferred Shares to Sentinel LP, the balance of the units remaining to be issued pursuant to the January 14, 2015 Put Exercise Notice, the March 26, 2015 Put Exercise Notice and the March 26, 2015 Letter Agreement.

Also on May 1, 2015, the Sentio Parties delivered to Sentinel LP a put exercise notice for, and Sentinel LP consummated, the purchase of an additional 53,780 Series B Preferred Units (“May 1, 2015 Put Exercise Notice”) for $5,378,000.

The foregoing description of the terms of the March 26 Letter Agreement is qualified in its entirety by reference to the full text of the March 26, 2015 Letter Agreement, a copy of which is attached hereto as Exhibit P, and is incorporated herein by reference.

Item 5.                                         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

(a) and (b). The Reporting Persons beneficially own an aggregate of 15,830,938 shares of Common Stock, which represent, in the aggregate, approximately, 57.9% of the outstanding shares of Common Stock.  The 15,830,938 shares of Common Stock consist of 1,586,260 Series B Preferred Units of Sentio Partnership held directly by Sentinel LP, which, pursuant to the terms of the Amended Sentio Partnership Agreement (as defined below), are convertible into 15,830,938 common units of the Sentio Partnership, which are then exchangeable for 15,830,938 shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on 11,487,916 shares of Common Stock outstanding as of May 8, 2015, as reported by the Issuer in its Form 10-Q filed by the Issuer with the SEC on May 12, 2015, and assumes that an additional 15,830,938 shares of Common Stock are outstanding upon conversion of the Series B Preferred Units held by Sentinel LP into Common Stock.

Item 5(c) is hereby amended and restated in its entirety with the following:

(c) Except as set forth in this Statement or as previously disclosed in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

Item 7.                                         Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit No.	Description

Exhibit P

March 26, 2015 Letter Agreement (filed as Exhibit 10.2 to the Issuer’s Form 10-Q filed with the SEC on May 12, 2015). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2015

SENTINEL RE INVESTMENT HOLDINGS LP

	By:	Sentinel RE Investment Holdings GP LLC, its general partner

	By:	/s/ Terence Gallagher
		Name:	Terence Gallagher
		Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

SENTINEL RE INVESTMENT HOLDINGS GP LLC

	By:	/s/ Terence Gallagher
		Name:	Terence Gallagher
		Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR REPA AIV-1 L.P.

	By:	KKR Associates REPA L.P., it general partner

	By:	KKR REPA GP LLC, its general partner

	By:	/s/ Terence Gallagher
		Name:	Terence Gallagher
		Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES REPA L.P.

	By:	KKR REPA GP LLC, its general partner

	By:	/s/ Terence Gallagher
		Name:	Terence Gallagher
		Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR REPA GP LLC

	By:	/s/ Terence Gallagher
		Name:	Terence Gallagher
		Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief
Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief
Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact